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                                                                   EXHIBIT 99.01


                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                SELECTED PRO FORMA OPERATING CASH FLOW DATA(a)
                          FOR THE YEARS 1996 AND 1995
                      (In Millions of Dollars) (Unaudited)



                                                1996            1995
                                                ----            ----
Revenue

   Power Purchase Agreement                     $598            $573
   Steam and Electric Power Agreement             46              46
   Other Revenue                                   2               2
   Interest on Revenue Account                     6               5
                                                ----            ----
Total Revenue                                    652             626
                                                ----            ----

Operating Expenses

   Fuel, transportation, storage                 249             234
   Operations and maintenance                     39              35
   Property, other taxes                          28              26
   Other(b)                                       68              58
                                                ----            ----
Total Operating Expenses                         384             353
                                                ----            ----

Net Operating Income                            $268            $273
                                                ====            ====

Lease Payments                                  $255            $255

Coverage Ratios

   Senior Interest                              3.06            2.81
   Senior Debt Service                          1.45            1.48
   Total Interest                               1.80            1.72
   Total Debt Service                           1.09            1.11




(a) The above table presents selected pro forma information on operating cash flows of MCV in a format consistent with that presented in the Feasibility Study to the Prospectus filed as part of MCV's Registration Statement on Form S-1 (File No. 33-3977). This format is used to compute various debt service coverage ratios on an annual basis by aligning annual operating cash flows with the semi-annual rent payments made in July and January of each year. For example, the cash flow presented for 1996 reflects revenues and expenses associated with 1996 activity, as well as the Lease rental payments made on July 23, 1996, and January 23, 1997. In addition to the revenues presented in this table, interest income on reserves totaled $9.7 million in 1996 and $9.4 in 1995.

(b) Includes use of funds available for payment of spare parts, maintenance and capital expenditures that had been reserved in prior years and funding of reserves for future spare parts, maintenance and capital expenditures. In 1996, approximately $27.7 million in additional funds was reserved for future years expenditures.